UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Global Logistics Acquisition Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
379414105

(CUSIP Number)
Charles C. Anderson, Jr.
c/o Anderson Media Corporation
6016 Brookvale Lane, Suite 151
Knoxville, Tennessee 37919
(865) 584-9765
-with a copy to-
Elizabeth E. Moore, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, TN 37219
(615) 742-4200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 12, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379414105	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Clark-GLAC Investment, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,200,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,200,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.70% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (See Item 2)
(1) Calculated based upon 13,500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s proxy statement filed with the Commission and dated January 28, 2008 (the “Proxy Statement”)

CUSIP No.	379414105	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Anderson Media Corporation (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,200,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,200,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.70% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO (See Item 2)
(1) Calculated based upon 13,500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s Proxy Statement.

CUSIP No.	379414105	Page	4	of	6

1	NAMES OF REPORTING PERSONS: Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,200,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,200,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.70% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (See Item 2)
(1) Calculated based upon 13,500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s Proxy Statement.

Item 1. Security and Issuer
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
SIGNATURE

Item 1. Security and Issuer
This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2008 relating to shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Global Logistics Acquisition Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 330 Madison Avenue, Sixth Floor, New York, New York 10017. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
All capitalized terms used, but not defined, in this Amendment No. 2 are defined in the Schedule 13D. The summary descriptions (if any) contained herein are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:
On February 11, 2008, pursuant to the Agreement referred to in Amendment No. 1 to the Schedule 13D, Clark-GLAC Investment purchased 820,000 shares of Common Stock (the “Additional Shares”) at a purchase price of $8.03 per share (excluding brokerage commissions). The aggregate purchase price of $6,584,600 (excluding brokerage commissions) was funded by AMC.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:
Clark-GLAC Investment is acquiring the 820,000 Additional Shares for the same purposes as those described in Item 4 of the Schedule 13D with respect to its previous acquisition of shares of GLAC’s Common Stock.
Upon the Acquisition of the Additional Shares, Clark-GLAC Investment will beneficially own, in the aggregate, approximately 23.70% of the voting power attached to the outstanding Common Stock.

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

CLARK-GLAC INVESTMENT, LLC

By:	/s/ David Thompson

Name:	David Thompson
Title:	Vice President

Date:	February 11, 2008

ANDERSON MEDIA CORPORATION

By:	/s/ Jay Maier

Name: Title:	Jay Maier Chief Financial Officer

Date:	February 11, 2008

/s/ Charles C. Anderson, Jr.

Charles C. Anderson, Jr.

Date: February 11, 2008

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